Exhibit (a)(5)(B)

EFiled: Dec 09 2014 10:39AM EST Transaction ID 56382148 Case No. 10438-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

JEAN CALENOFF, On Behalf of	)
Herself and All Others Similarly	)
Situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
OPLINK COMMUNICATIONS, INC.,	)
JOSEPH Y. LIU, CHIEH CHANG,	)
TIM CHRISTOFFERSEN, JESSE W.	)
JACK, HUA LEE, KOCH	)
INDUSTRIES, INC., and KOCH	)
OPTICS, INC.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, by her undersigned attorneys, for this Verified Class Action Complaint against defendants, alleges upon personal knowledge with respect to herself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1.                                      This is a class action brought on behalf of the public stockholders of Oplink Communications, Inc. (“Oplink” or the “Company”) against Oplink and its Board of Directors (the “Board” or the “Individual Defendants”), to enjoin a proposed transaction announced on November 19, 2014 (the “Proposed Transaction”), pursuant to which Oplink will be acquired by Koch Industries, Inc.

(“Parent”) and Parent’s wholly-owned subsidiary, Koch Optics, Inc. (“Merger Sub,” and together with Parent, “Koch”).

2.                                           On November 18, 2014, the Board caused Oplink to enter into an agreement and plan of merger (the “Merger Agreement”) with Koch. Pursuant to the terms of the Merger Agreement, Merger Sub commenced a tender offer (the “Tender Offer”) to acquire all of the outstanding shares of the Company’s common stock for $24.25 per share in cash (the “Merger Consideration”). The Proposed Transaction is valued at approximately $445 million. Upon completion of the Proposed Transaction, Oplink will be managed by Parent subsidiary, Molex Incorporated (“Molex”).

3.                                           The Proposed Transaction is the product of a flawed process and deprives Oplink’s public stockholders of the ability to participate in the Company’s long-term prospects. Furthermore, in approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to plaintiff and the Class (defined herein). Moreover, as alleged herein, Oplink and Koch aided and abetted the Individual Defendants’ breaches of fiduciary duties.

4.                                           Compounding the unfairness of the Proposed Transaction, defendants issued materially incomplete and misleading disclosures in the Form SC 14D9 Solicitation Statement (the “Solicitation Statement”) filed with the United States Securities and Exchange Commission (“SEC”) on November 24, 2014. The

Solicitation Statement is deficient and misleading in that it fails to provide adequate disclosure of all material information related to the Proposed Transaction.

5.                                           On November 18, 2014, the Board amended the Company’s Bylaws to provide that the Court of Chancery is the exclusive forum for this type of action.

6.                                           The Tender Offer is set to expire at 12:00 midnight, New York City time, on December 22, 2014. Plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants are able to consummate it.

PARTIES

7.                                           Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of Oplink common stock.

8.                                           Defendant Oplink is a Delaware corporation and maintains its principal executive offices at 46335 Landing Parkway, Fremnont, California 94538. The Company designs, manufactures, and sells optical networking components, modules, and subsystems worldwide. The Company also provides design, integration, and optical manufacturing solutions. Oplink’s common stock is traded on the NasdaqGS under the ticker symbol “OPLK.”

9.                                           Defendant Joseph Y. Liu (“Liu”) has served as a director of Oplink since he co-founded the Company in 1995 and has served as Chairman of the Board since November 2009. Liu has also served as Oplink’s Chief Executive

Officer (“CEO”) since August 2002, as well as from September 1999 to November 2001. Since 2000, Liu also has served as Senior Vice President, Operations of Diodes Incorporated (“Diodes”), which acquired BCD Semiconductor Manufacturing Limited (“BCD”) in 2013. He previously served as Diodes’ Vice President, Far East Operations from 1998 to 2000; Vice President, Operations from 1994 to 1998; Chief Financial Officer, Secretary, and Treasurer from 1990 to 1998; and Vice President, Administration from 1990 to 1994.

10.                                    Defendant Chieh Chang (“Chang”) has served as a director of Oplink since September 1995. According to the Company’s website, Chang is Chair of the Nominating and Corporate Governance Committee and a member of the Audit Committee. Chang also has served as Vice President, Senior General Manager, Worldwide Analog Products of Diodes since March 2013 when Diodes acquired BCD. Chang co-founded BCD and served as BCD’s CEO from 2008 to March 2013 and as a board member from 2001 to March 2013. Chang also served on the board of Genesis Microchip Inc. (“Genesis”) from November 2004 until it was acquired by STMicroelectonics (“STM”) in January 2008. Chang would have been up for re-election at the Company’s overdue 2014 annual stockholders meeting.

11.                                    Defendant Tim Christoffersen (“Christoffersen”) has served as a director of Oplink since November 2009. According to the Company’s website,

Christoffersen is Chair of the Audit Committee. Christoffersen also served on the board of Genesis from August 2002 until it was acquired by STM in January 2008.

12.                                    Defendant Jesse W. Jack (“Jack”) has served as a director of Oplink since 2002. According to the Company’s website, Jack is Chair of the Compensation Committee and a member of the Audit Committee.

13.                                    Defendant Hua Lee (“Lee”) has served as a director of Oplink since February 2006. According to the Company’s website, Lee is a member of the Nominating and Corporate Governance Committee and the Compensation Committee. Lee would have been up for re-election at the Company’s overdue 2014 annual stockholders meeting.

14.                                    The defendants identified in paragraphs eight through twelve are collectively referred to herein as the “Individual Defendants.” By virtue of their positions as directors and/or officers of Oplink, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public stockholders of Oplink.

15.                                    Each of the Individual Defendants at all relevant times had the power to control and direct Oplink to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all Oplink stockholders.

16.                                    Each of the Individual Defendants owes fiduciary duties of loyalty, good faith, due care, and full and fair disclosure to plaintiff and the other members of the Class. The Individual Defendants are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

17.                                    The Company’s public stockholders must receive the maximum value for their shares through the Proposed Transaction. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are continuing to violate, the fiduciary duties they owe to plaintiff and the Company’s other public stockholders, due to the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

18.                                    Defendant Parent is a Kansas corporation with its corporate headquarters located at 4111 East 37th Street North Wichita, Kansas, 67220.

19.                                    Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Parent.

CLASS ACTION ALLEGATIONS

20.                                    Plaintiff brings this action as a class action, pursuant to Court of Chancery Rule 23, on behalf of herself and the other public stockholders of Oplink (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

21.                                    This action is properly maintainable as a class action.

22.                                    The Class is so numerous that joinder of all members is impracticable. As of October 26, 2014, there were approximately 16,968,556 shares of Oplink common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

23.                                    Questions of law and fact are common to the Class, including, among others: (i) whether defendants have breached their fiduciary duties owed to plaintiff and the Class; and (ii) whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

24.                                    Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

25.                                    The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

26.                                    Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of the Company

27.                                    Oplink designs, manufactures, and sells optical networking components, modules, and subsystems worldwide. The Company provides over 68 different product categories that are sold as components and modules, or are integrated into custom solutions at the circuit pack or subsystem level. Its optical subsystems and components are used for bandwidth creation, bandwidth management, interconnect and transmission applications.

28.                                    The Company offers bandwidth creation products and wavelength expansion products, such as dense wavelength division multiplexers (“DWDM”), coarse wavelength division multiplexers (“CWDM”), band wavelength division multiplexers, and DWDM interleavers. Oplink also provides advanced solutions in optical amplification, switching and routing, wavelength conditioning, monitoring and protection, connectivity and system-level integration, as well as a broad portfolio of optical transceivers for metro wavelength division multiplexers (“WDM”), aggregation and access applications. Oplink sells its products to telecommunications, data communications, and cable TV equipment manufacturers through direct sales and distribution channels. Oplink owns multiple research and manufacturing facilities in Asia.

29.                                    The Company is poised for future growth. On August 7, 2014, the Company issued a press release announcing its financial results for the fourth quarter and fiscal year ended June 29, 2014. There, the Company reported that revenue for the fourth quarter was $51.5 million, up from $48.1 million in the prior quarter, and up from fourth quarter fiscal 2013 revenue of $49.3 million. Non-GAAP net income for the fourth quarter was $1.8 million, or $0.10 per diluted share, compared to non-GAAP net income of $0.3 million, or $0.01 per diluted share, reported in the prior quarter. For the full 2014 fiscal year, revenue was $204.8 million, up from $183.4 million for the 2013 fiscal year. Non-GAAP net income for fiscal 2014 was $8.5 million, or $0.44 per diluted share.

30.                                    Oplink also repurchased $18.2 million of its stock during the fourth quarter and closed the quarter with cash and marketable securities of $140 million. With respect to the Company’s financial results, Chairman and CEO of Oplink, Individual Defendant Liu, stated:

We are extremely pleased with our fourth quarter performance, which was driven primarily by meaningful demand in the North American telecom and datacom markets, as well as continued wireless network build-out in China. . . . These results highlight the fundamental strength of our core optical business, and we are intently focused on capitalizing on the significant growth opportunities ahead.

31.                                    On October 30, 2014, the Company issued a press release reporting its financial results for the quarter ended September 28, 2014, the first quarter of its 2015 fiscal year. There, the Company reported that revenue for the quarter was $57.1 million, an increase of 12% from prior quarter revenue of $51.1 million, and a 4% increase from first quarter fiscal 2014 revenue of $54.8 million. Non-GAAP income from continuing operations for the first quarter was $6.0 million, or $0.34 per diluted share, compared to non-GAAP income from continuing operations of $4.2 million, or $0.23 per diluted share, in the prior quarter, and non-GAAP income from continuing operations of $6.0 million, or $0.31 per diluted share, in the first quarter of fiscal 2014.

32.                                    Oplink also announced that, as in the prior quarter, it would pay a quarterly dividend of $0.05 per share of common stock. The dividend was paid on November 17, 2014 to stockholders of record as of November 10, 2014. Oplink also repurchased $12.1 million of its stock during the first quarter and closed the quarter with cash and marketable securities of $130 million. With respect to the Company’s financial results, Liu stated:

We are pleased to announce our highest ever quarterly revenue, driven primarily by demand in the North American datacom markets and the continued wireless network build-out in China. . . . These results highlight the fundamental strength of our core optical business, and we are intently focused on capitalizing on the growth opportunities ahead.

(Emphasis added).

The Flawed Process Leading Up to the Proposed Transaction

33.                               As described herein, the Individual Defendants sold the Company in less than four months for inadequate consideration because they were in fear of losing their seats on the Board. Selling the Company allowed them to cash out their currently illiquid shares without causing the Company’s stock price to drop and allowed the Company’s executive officers, and particularly Individual Defendant Liu, to obtain change-in-control payments worth millions of dollars, which otherwise would not occur if the Individual Defendants were voted out of office.

34.                               The Individual Defendants’ fears of losing their Board seats started in November 2013 when Liu was re-elected as a Board member by receiving the vote of only approximately 9.4 million shares, with approximately 6.3 million shares withholding their votes in an uncontested election. According to an article published in TheStreet titled “Activists Join Fray at Oplink Communications,” “[t]he large withheld vote of roughly 40% was a substantial and rare expression of no-confidence.” Considering the additional 1.9 million shares that did not vote, Liu was re-elected with just 53.3% of the vote.

35.                               Displeased with how the Board has been managing the Company, certain activist stockholders proposed that the Board take steps to enhance stockholder value and subsequently nominated two candidates to the Board to “help Oplink set a new strategic course.” Despite the Board’s public comments that they were considering the stockholders’ nominations to join the Board, the Board sold the Company in less than four months and before the overdue 2014 annual stockholder meeting was held where Individual Defendants Chang and Lee were up for re-election. Thus, the Board’s decision to sell the Company, which recently obtained record quarterly revenue, was a product of self-interest rather than in the best interest of the Company’s stockholders.

The Board Responds to Activist Stockholders

36.                               On July 14, 2014, certain activist stockholders, including Engaged Capital, LLC (“Engaged”) and Voce Capital Management LLC (“Voce”), filed a Schedule 13D disclosing that they had acquired approximately 6.2% of Oplink’s outstanding common stock. These stockholders also publicly disclosed their desire to engage with management to discuss steps they believed would increase stockholder value, including that Oplink undertake a strategic sale of the Oplink Connected business.

37.                               On July 29, 2014, in response to pressure from those activist stockholders, the Company announced that it was undertaking certain initiatives, including, among other things, the potential sale of the Oplink Connected unit and expansion of the Board by up to two members. Two days later, Engaged, Voce, and certain of their respective affiliates (collectively, the “Oplink Shareholders for Change” or “OSC”), who collectively own 6.9% of the outstanding shares of Oplink, delivered a letter to the Board nominating Jeffrey S. McCreary (“McCreary”) and J. Daniel Plants (“Plants”) for election to the Board at the 2014 annual meeting of stockholders (the “2014 Annual Meeting”).

38.                               On August 1, 2014, Oplink issued a statement in response to the OSC letter, stating, among other things, that “[t]he Board intends to carefully evaluate Engaged and Voce’s nominees as part of the Board’s process of nominating candidates for the two director positions up for election at the 2014 Annual Meeting.”

Stockholder Pressure Increases

39.                               On September 23, 2014, OSC issued a press release announcing that they filed preliminary proxy materials with the SEC seeking the election of McCreary and Plants to Oplink’s Board at the Company’s upcoming annual meeting of stockholders. The press release stated the following:

“OSC has repeatedly offered to negotiate in good faith to reconstitute the Board with individuals possessing the expertise and independence necessary to execute upon the strategic review of the Oplink Connected business and determine the best use of Oplink’s excess capital, decisions which have the potential to materially impact the value of Oplink’s shares” said Glenn Welling, Principal and CIO of Engaged Capital. “We are troubled by the fact that the Board has failed to provide OSC with any meaningful response to our invitations. Shareholders cannot afford to leave these important decisions in the hands of conflicted, over-tenured directors.”

“The Board’s negligent oversight of capital allocation and corporate strategy belies a concerning lack of sophistication and independence among the incumbent Board members,” continued Mr. Welling. “OSC’s nominees Jeffrey S. McCreary and J. Daniel Plants each possess the skills and experience to help Oplink set a new strategic course. We call on the Board to cease postponing the inevitable and immediately call the annual meeting of shareholders. It is time this Board allows the independent shareholders a voice in the boardroom.”

40.                               In addition, in the September 23, 2014 press release, OSC released a letter that it sent to the Board on September 8, 2014, which reiterated its desire to work with the Board to add directors to the Board. That letter stated, in relevant part, the following:

Board Change is Inevitable

As we have recently stated publicly, change on this Board is inevitable for a plethora of reasons, including the current Board’s:

•                       Lack of Independence — the Board is comprised of only five directors, two of whom founded the Company, one whose legal partner has had a previous business relationship with the CEO and Chairman, and a Lead Independent Director who has served on the Board for 19 years since founding the Company, raising serious questions regarding his independence;

•                       Long-tenured Directors — the current directors have served on the Board for an average tenure of almost 13 years and a reconstitution of the Board is critical to bring fresh perspective;

•                       Deficient Skill Set — the current directors lack capital allocation and capital markets expertise, which are critical to overseeing the key drivers of value creation for Oplink; and

•                       Failed Strategic Oversight — the current directors have approved approximately $25M of expenditures towards an unproven venture that lacks a credible business plan or fact-based financial forecast.

For these reasons, we have sought a productive solution to

reconstitute the Board with directors that possess the experience, shareholder focus and fresh perspective that will best serve the interests of Oplink shareholders. After a diligent and thoughtful search we have identified and nominated two individuals whom we believe are the optimal director candidates for the Board: Jeffrey S. McCreary and J. Daniel Plants. In response to our nominations, rather than working to address shareholder concerns in a thoughtful and deliberate manner, the Board instead unilaterally unveiled a series of initiatives claiming to address the concerns of Oplink shareholders. The Board’s actions expose the lack of expertise and director independence that shareholders expect from a well-governed company.

* * *

The objective should be not merely to add your selections to the Board as a defensive tactic, but to meaningfully reconstitute the Board with the best candidates to ensure that the shareholders’ voice is heard in the boardroom and decisions are made in the shareholders’ best interests.

Settlement Proposals Must Be Transparent and Carry Authority

We have invested time in two meetings/calls with your advisor, Cowen & Co. It was made clear to us in our most recent meeting with Cowen, that despite now having had two months to contemplate an amicable resolution, the Board is still either unwilling or unable to put together any formal settlement offer in response to our nominations and proposals.

* * *

We Remain Ready To Negotiate

* * *

We can only conclude that the Board appears intent on trying to outrun us by seeking to pack the Board with its own hand-picked nominees rather than engaging with us in a productive, negotiated process to bring shareholder representation to the Board. If you will not work with us to resolve matters amicably, we will be left with no choice but to solicit proxies to secure the Board representation that we believe is best for all shareholders. We expect that both of our nominees will receive broad shareholder support if it comes to a vote. The Board and senior management have badly misjudged investor sentiment before and we believe the apparent desire to force a proxy contest, rather than pursue a reasonable settlement, will constitute another serious judgment in error by the Board should it go down this path. We encourage you again to consider avoiding this outcome by working constructively with us now to appoint the highly qualified candidates we have nominated and avoid a proxy contest. We remain available to move forward with you expeditiously on this basis should you so desire.

41.                               The following day, on September 24, 2014, Oplink issued a statement in response to the press release issued by OSC. That statement read:

Oplink is focused on execution and delivering value for shareholders. We delivered strong fiscal fourth quarter results and are confident in the continued performance of our core optical business. In July, the Company announced a number of initiatives to further enhance shareholder value, including evaluating strategic alternatives for the Oplink Connected business; the authorization of a $40 million increase to its existing share repurchase program; and the initiation of a quarterly dividend to shareholders.

We also announced plans to expand our Board of Directors by up to two members in order to add further industry experience. We have clearly expressed our willingness to consider Engaged and Voce’s nominees and invited them to meet with our Special Nominating Committee. . . . They have thus far refused our good faith efforts to have them participate in our process. We continue to be open to constructive conversations and are disappointed that Engaged and Voce have chosen to pursue their agenda in this manner.

Molex’s Initial Offer

42.                               On September 24, 2014, Molex delivered to Oplink a written indication of interest that included a proposal to acquire Oplink for $21.25 per share. Later that day, the Board met and management reviewed for the Board the Molex indication of interest. The Board also approved the engagement of

Cowen & Company, LLC (“Cowen”), which had been previously engaged by Oplink to assist with the sale of the Oplink Connected business, as Oplink’s financial advisor in connection with any strategic transaction involving Oplink.

43.                               On October 8, 2014, the Board met and directed management to respond to Molex’s proposal and to indicate that the Board would be willing to consider a sale transaction at $27 per share, which was communicated to Molex by a letter from Liu the next day.

44.                               On October 17, 2014, Molex delivered to Oplink a written proposal of $24 per share to acquire all of Oplink, including the Oplink Connected business. The proposal indicated that Molex would consider a potential increase in the price if the Oplink Connected business was sold before a definitive agreement with Molex was signed; however, Molex suggested that the offer price might be reduced if Molex was required to assume responsibility for the Oplink Connected business.

45.                               Between October 20 and 28, 2014, the Board authorized Cowen to reach out to only five strategic and four potential buyers. Cowen subsequently indicated that it was “unlikely” that any of the potential buyers contacted would make a proposal to acquire Oplink, but the Solicitation Statement fails to provide any information relating to Cowen’s efforts and whether any indications of interest were provided to Cowen. Also on October 28, the Board and Cowen reviewed the status of Cowen’s efforts to sell Oplink Connected and provided a summary of the two proposals it had received, but the Solicitation Statement fails to disclose the terms of those proposals or the efforts undertaken by Cowen to search for a buyer of Oplink Connected. The Board concluded that the potential value presented by the Oplink Connected proposals was “disappointing” and that Oplink’s management and advisors should focus on negotiating the terms of the Molex transaction only, despite the fact that Molex indicated that it would be willing to increase its offer if the Oplink Connected business were sold and provide a lower offer if it had to acquire the Oplink Connected business.

46.                               On October 31, 2014, counsel for Molex delivered a draft of the Merger Agreement to Oplink and its counsel and a draft tender and support agreement, pursuant to which Oplink’s directors and officers would commit to tender any shares they owned pursuant to the Tender Offer.

47.                               On November 5, 2014, the Board met and discussed the terms of the proposed Merger Agreement and the Company’s improved business outlook for the remainder of fiscal year 2015. The Board also discussed the increase in Oplink’s stock price following the announcement of its strong quarterly results and outlook for the second quarter of fiscal year 2015.

The Board Fails To Call or Prepare For the 2014 Annual Stockholder Meeting

48.                               On November 6, 2014, OSC issued a letter directed to Oplink stockholders. The letter informed Oplink stockholders that the Board failed to take any steps to call or prepare for the 2014 annual stockholder meeting. In that regard, the letter stated, in pertinent part:

Today marks the one-year anniversary of the last annual meeting of shareholders of Oplink Communications, Inc. (“Oplink” or the “Company”). As of this writing, we are unaware of any steps taken by our Board of Directors (the “Board”) to call or prepare for the 2014 annual shareholder meeting (the “Annual Meeting”), such as setting a meeting date or establishing a record ownership date. Just last week, the Board was required to file an amended Form 10K because it now acknowledges that it “no longer expect[s] to file [its] definitive proxy statement” within 120 days of the end of its fiscal year.

The Board’s abdication of such an essential duty is indefensible and shameful. As its name implies, the Annual Meeting is intended to occur once a year to enable shareholders to periodically register their views on the performance of their representatives on the Board. We, the shareholders, are the owners of Oplink — not the Board. It is our fundamental right to express our opinion, through the exercise of the shareholder franchise at the Annual Meeting, on the job that our Board is doing on our behalf. Delaying the director electoral process is a dereliction of the Board’s fiduciary duty and a violation of our rights as shareholders. We will not stand idly by while the Board attempts to silence our collective voice. We plan on pursuing all available legal remedies, including petitioning the Delaware Court of Chancery for an order compelling the Board to hold our Annual Meeting forthwith.

49.                               The November 6, 2014 letter also highlighted the Board’s “armament of entrenchment devices” and the Board’s lack of receptiveness to OSC’s two Board candidates, McCreary and Plants:

Despite the Board’s public statement that “Oplink welcomes input from shareholders,” its actions continue to suggest otherwise. In addition to the Company’s refusal to hold the Annual Meeting, we note that the legacy directors have surrounded themselves with a full armament of entrenchment devices, such as: a staggered Board with three classes, despite having only five members; a poison pill, which limits shareholder ownership at 15% and which has never been offered to shareholders for approval; and a slew of other restrictions on shareholder participation in Company affairs. These include a prohibition on calling special meetings and acting by written consent or amending Oplink’s organizational documents by anything other than a prohibitively high supermajority vote. Further, rather than trying to gain from our perspective as one of Oplink’s largest shareholders, with ownership of approximately 7.5% of the Company, the Board has instead decided to waste shareholder capital on a cadre of expensive advisors hired specifically to fight the inclusion of our highly qualified director nominees. Such actions and policies contradict the Company’s assertions of receptiveness to shareholder input.

The Board Capitulates to Molex and Sells the Company for Inadequate Consideration

50.                               On November 11, 2014, representatives of Cowen, at the Board’s request, indicated that the Board would be willing to accept an offer price of $27 per share. Representatives of Parent indicated that it would not pay $27 per share.

51.                               On November 15, 2014, during a meeting between representatives of Parent and Cowen, Parent increased its price to $24.25 per share. That evening, the Board held a meeting to evaluate the revised proposal and the terms of the transaction. The Board directed Cowen to respond to Molex that it would be willing to continue negotiating toward a definitive agreement based on a $24.25 per share price, thus, foregoing the possibility of obtaining a higher offer and accepting $2.75 per share less than the Board’s offer of $27 per share. Over the next several days, the parties continued to negotiate the terms of the Merger

Agreement, which included the preclusive deal protection devices described herein.

52.                               On November 18, 2014, the Board met and approved the Merger Agreement, and the Merger Agreement and tender and support agreement were executed by the parties. The parties issued a joint press release on the morning of November 19, 2014 announcing the Merger Agreement. On November 24, 2014, Merger Sub commenced the Tender Offer.

The Board Sells the Company for Inadequate Consideration in the Face of Stockholder Activism

53.                               On November 18, 2014, in response to pressure from stockholder activists and despite the fact that the Company achieved record quarterly revenue last quarter, the Board entered into the Merger Agreement, pursuant to which Koch commenced the Tender Offer to acquire all of the outstanding shares of Company common stock for only $24.25 per share in a transaction valued at approximately $445 million. Upon completion of the Proposed Transaction, Oplink will be managed by Molex, a global electronics components company and subsidiary of Parent.

54.                               The parties have agreed that if, pursuant to Delaware General Corporation Law Section 251(h), after the purchase of the Company common stock tendered in the Tender Offer, Koch owns at least 50% of the outstanding

Company common stock, Koch will execute a short-form merger, which will not require the consent of the Company’s stockholders.

55.                               The Proposed Transaction is the result of a rushed sales process. The Individual Defendants were in fear of losing their seats on the Board because Liu was just barely re-elected last year with only 53.3% of the vote, and OSC nominated two Board candidates for the 2014 annual stockholder meeting, which was supposed to take place in early November 2014, where Chang, who has served on the Board since Oplink’s founding in 1995, and Lee were up for re-election. Rather than risk sitting for re-election, the Board decided to sell the entire Company, which recently obtained record quarterly revenue, for the inadequate Merger Consideration in less than four months.

56.                               The sale of the Company allowed the Individual Defendants to cash out their illiquid shares and vest all of their stock options and restricted stock units at one time without taking a liquidity discount. Liu was also able to obtain change-in-control payments worth millions of dollars. Further, as described herein, although undisclosed by the defendants, it appears that at least some Oplink employees may continue to serve as employees of Molex upon completion of the Proposed Transaction. Thus, the Board was acting out of self-interest and in breach of their fiduciary duties by agreeing to the Proposed Transaction.

The Board Locked Up the Proposed Transaction

57.                               The Individual Defendants improperly locked up the Proposed Transaction by agreeing to several preclusive deal protection devices and a tender and support agreement with Koch, as well as several measures, including a staggered Board and poison pill, that were designed to entrench themselves in office.

58.                               To the detriment of the Company’s stockholders, the terms of the Merger Agreement substantially favor Koch and are calculated to unreasonably dissuade potential suitors from making competing offers.

59.                               For example, the Individual Defendants have all but ensured that another entity will not emerge with a competing proposal by agreeing to a “No Solicitation” provision in Section 5.3 of the Merger Agreement that prohibits the Individual Defendants from soliciting alternative proposals and severely constrains their ability to communicate and negotiate with potential buyers who wish to submit or have submitted unsolicited alternative proposals. Section 5.3(a) of the Merger Agreement states, in relevant part:

Subject to Section 5.3(b), from and after the date hereof until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with ARTICLE 7, the Company shall not, and shall cause the Company Subsidiaries and its and their respective officers, directors and employees not to, and shall direct and use reasonable best efforts to cause its other Company Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage any inquiry, discussion, offer or request that constitutes, or could lead to, a Competing Proposal or (ii) enter into, continue or otherwise participate in any discussions or negotiations with, or furnish any non-public information relating to the Company or any of the Company Subsidiaries to, or afford access to the books or records or officers or employees of the Company or the Company Subsidiaries to, any Third Party that, to the Knowledge of the Company, is seeking to make, or could reasonably be expected to make, or has made, a Competing Proposal (other than, in the case of clause (i) above or this clause (ii), with respect to existing or prospective customers, suppliers or other vendors in connection with, and only to the extent in furtherance of, commercial relationships in the ordinary course of business conducted consistent with past practice).

60.                               Section 5.3(a) further requires that the Company cease all existing discussions and negotiations regarding a potential transaction with all third parties:

From and after the date hereof until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with ARTICLE 7, the Company shall, and shall cause the Company Subsidiaries and its and their respective officers, directors and employees to, and direct and use reasonable best efforts to cause its other Company Representatives to, (x) cease and cause to be terminated any existing solicitation, discussion or negotiation with any Third Party that may be ongoing with respect to a Competing Proposal, and (y) request any such Third Party to promptly return or destroy (and confirm destruction of) all confidential information concerning the Company and the Company Subsidiaries.

61.                               Despite agreeing to a no solicitation clause, the Board also agreed to a provision in Section 5.3(a) that generally prohibits the Company from terminating, waiving, amending, or failing to enforce “any standstill, confidentiality or similar agreement entered into by the Company in respect of or in contemplation of a Competing Proposal.” Thus, the Board has contractually prohibited itself from becoming informed and potentially from accepting a superior offer to acquire the Company. That provision states in pertinent part:

Subject to Section 5.3(c), from and after the date hereof until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with ARTICLE 7, the Company shall not, and shall cause the Company Subsidiaries and the Company Representatives not to, directly or indirectly, . . . (D) terminate, amend, release, modify or fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered into by the Company in respect of or in contemplation of a Competing Proposal (other than to the extent the Company Board determines in good faith, after consultation with its outside financial and legal advisors, that failure to take any of such actions under clause (D) would be inconsistent with the directors’ fiduciary duties under applicable Law and is reasonably necessary to facilitate a Competing Proposal in compliance with Section 5.3(b)). . . .

62.                               Further, pursuant to Section 5.3(e) of the Merger Agreement, the Company must advise Koch, within twenty-four hours, of any proposals or inquiries received from other parties, including, inter alia, the material terms and conditions of the proposal and the identity of the party making the proposal. Section 5.3(e) of the Merger Agreement states:

(e) From and after the date hereof, until the earlier of the Effective Time and the date, if any, on which this Agreement is terminated in accordance with ARTICLE 7, the Company shall promptly (and in any event within twenty-four (24) hours), notify the Purchaser in the event that the Company, any Company Subsidiary or any Company Representative receives (i) any Competing Proposal or statement by any Person that it is planning or intends to submit a Competing Proposal, (ii) any request for non-public information relating to the Company or any Company Subsidiary other than requests for information that could not reasonably be expected to lead to a

Competing Proposal or (iii) any inquiry or request for discussions or negotiations regarding any Competing Proposal. The Company shall notify the Purchaser (orally and in writing) promptly (and in any event within twenty-four (24) hours) of the identity of such Person and provide a copy of such Competing Proposal, indication, inquiry or request (or, where no such copy is available, a reasonably detailed description of such Competing Proposal, indication, inquiry or request). The Company shall keep the Purchaser reasonably informed (orally and in writing) promptly (and in any event at the Purchaser’s request and otherwise no later than twenty-four (24) hours after the occurrence of any material changes or material developments) of the status of any Competing Proposal, indication, inquiry or request (including the terms and conditions thereof and of any modification thereto), including furnishing the Purchaser with copies of any material written inquiries, material correspondence and draft documentation related thereto exchanged between the Company, the Company Subsidiaries and Company Representatives, on the one hand, and any person making a Competing Proposal and their representatives, on the other hand.

63.                               Moreover, the Merger Agreement contains a highly restrictive “fiduciary out” provision permitting the Board to withdraw its approval of the Proposed Transaction under extremely limited circumstances, and grants Koch a four day “matching right” period with respect to any “Superior Proposal” made to the Company. Section 5.3(d) of the Merger Agreement provides:

(d) The Company Board shall not be entitled to effect an Adverse Recommendation Change or to terminate this Agreement as permitted under Section 5.3(c) unless (i) the Company has not breached this Section 5.3 (unless such breach was de minimis in nature and did not adversely affect the Parent or the Purchaser or this Agreement and the transactions contemplated hereby) as it relates to such Superior Proposal, (ii) the Company has provided written notice (a “Notice of Superior Proposal”) to the Purchaser that the Company intends to take such action, which notice includes an unredacted copy of the Superior Proposal that is the basis of such action (including the identity of the Third Party making the Superior Proposal and any equity or debt financing materials related thereto, if any), provided, if the proposed Adverse Recommendation Change by the Company is in response to an Intervening Event, then such notice shall include, in lieu thereof, a summary, in all material respects, of the Intervening Event, (iii) during the four (4) Business Day period following the Purchaser’s receipt of the Notice of Superior Proposal, the Company shall, and shall cause the Company Representatives to, negotiate with the Purchaser in good faith (to the extent the Purchaser desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal or, with respect to an Intervening Event, as would permit the Company Board (consistent with its fiduciary duties under applicable Law) to not make an Adverse Recommendation Change, and (iv) following the end of the four (4) Business Day period, the Company Board shall have determined in good faith, after consultation with its outside financial and legal advisors, taking into account any changes to this Agreement proposed by the Purchaser in response to the Notice of Superior Proposal or otherwise, that the Superior Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal or, as applicable, with respect to the Intervening Event, that failure to make an Adverse Recommendation Change would be inconsistent with the directors’ fiduciary duties under applicable Law. Any amendment to the financial terms or any other material amendment of such Superior Proposal or any material change to the facts and circumstances relating to an Intervening Event, as applicable, shall require a new Notice of Superior Proposal and the Company shall be required to comply again with the requirements of this Section 5.3(d); provided, however, that for purposes of this sentence, references to the four (4) Business Day period above shall be deemed to be references to a two (2) Business Day period.

64.                               Further locking up control of the Company in favor of Koch is Section 7.2 of the Merger Agreement, which contains a provision for a “Termination Fee” of $15.5 million, payable by the Company to Koch if the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties. The termination fee is approximately 3.45% of the Proposed Transaction value and, as such, is structurally coercive and preclusive and is preventing the Company from obtaining a superior acquisition offer.

65.                               Further, in connection with the Proposed Transaction, each of the Individual Defendants entered into a tender and support agreement (the “Tender Agreement”) with Koch, pursuant to which each director agreed, among other things, to tender his or her shares of common stock of the Company pursuant to the Tender Offer. As such, approximately 12% of the Company’s common stock is already locked up in favor of the Proposed Transaction.

66.                               The Board also has implemented a staggered Board with three classes, despite the fact that there are only five Board members, thus making it impossible to elect a majority of the Board in one annual meeting. Further, the Board adopted a poison pill that limits stockholder ownership at 15% before the rights plan is triggered. Finally, the Board also has prohibited the calling of special meetings and acting by written consent or amending Oplink’s organizational documents by anything other than a prohibitively high supermajority vote.

67.                               By agreeing to all of the above-mentioned preclusive measures, the Individual Defendants have locked up the Proposed Transaction and have precluded other bidders from making successful competing offers for the Company.

Defendants’ Interest in the Proposed Transaction

68.                               As mentioned, the Board sold the Company in less than four months for inadequate consideration out of fear of being voted off of the Board, which was likely given recent stockholder sentiment. As a result of the Proposed Transaction, the Company’s directors and officers stand to receive substantial benefits that are not shared with the Company’s public stockholders.

69.                               For example, the Company’s directors and officers will receive millions of dollars in compensation by cashing out their currently illiquid shares of Company common stock, which they otherwise could not have received at one time without taking a liquidity discount and/or driving down the Company’s stock price and thus the value of the shares.

70.                               Further, the stock options and restricted stock units held by the Company’s directors and officers will vest as a result of the Proposed Transaction. In particular, prior to the effective time of the Proposed Transaction, each holder of a Company stock option, whether vested or unvested, will receive the excess of the Merger Consideration over the exercise price of such option for each stock option they own. Further, each holder of a restricted stock unit, whether vested or unvested, will receive the Merger Consideration for each restricted stock unit they own.

71.                               Interestingly, according to an article published on Reuters titled

“Oplink Options Unusually Active Days Before Koch Deal,” the number of options traded dramatically increased days before the announcement of the Proposed Transaction. According to the article, starting on October 31, 2014, “there was a noticeable uptick in call activity with trading peaking on Nov. 13 and Nov. 17 when 2,123 and 1,520 calls traded, respectively, according to Trade Alert data.” This is up from Oplink’s normal activity of less than thirty contracts traded daily. Most of the options activity on November 13 and 17 were concentrated in calls that convey the right to buy the stock in the future at the $20.00 strike price and are set to expire on December 20, 2014 and January 17, 2015.

72.                               According to David Russell of optionMonster.com, the trades would generate profits of around 100% and the “very unusual call buying” was “interesting to see . . . occur so soon before the acquisition was announced.” Further, according to the Reuters article, Ophir Gottlieb, CEO of Capital Market Laboratories, stated: “The size of the order flow, along with the prices paid for the options suggest the trades could have been made by people with knowledge of the takeover.”

73.                               As reflected in the following table, the Company’s directors and officers stand to receive approximately $43.36 million for their Company shares, options, and restricted stock units as a result of the Proposed Transaction:

			Option	RSU
		Option	Payments	Payments
	Cash	Payments	for	for
	Consideration	for Vested	Unvested	Outstanding	Aggregate
	for Owned	Company	Company	Company	Cash
Name	Shares	Options	Options	RSUs	Consideration
Directors
Chieh Chang	$11,579,011	$160,348	$34,081	$97,000	$11,870,440
Tim Christoffersen	$339,500	$43,819	$34,081	$97,000	$514,400
Jesse Jack	$680,722	$43,819	$34,081	$97,000	$855,622
Hua Lee	$679,000	$116,037	$34,081	$97,000	$926,118
Executive Officers
Joseph Liu*	$16,237,121	$3,676,375	$681,625	$1,818,750	$22,413,871
Peter Lee	$939,688	$341,309	$136,325	$545,625	$1,962,947
Shirley Yin	$811,260	$469,284	$136,325	$454,688	$1,871,557
River Gong	$548,487	$201,240	$68,163	$436,500	$1,254,390
Stephen Welles	$237,335	$862,446	$136,325	$454,688	$1,690,794

74.                               Further, the Company’s executive officers will receive an additional approximately $12.27 million in change-in-control benefits as a result of the Proposed Transaction, as reflected in the following table:

				Option
			Option Payments for Vested	Payments for Unvested	RSU Payments for
		Healthcare	Company	Company	Company
Name	Severance	Premiums	Options	Options	RSUs	Total
Joseph Liu	$368,000	$18,865	$3,676,375	$681,625	$1,818,750	$6,563,615
Peter Lee	$300,000	$25,960	$341,309	$136,325	$545,625	$1,349,219
Shirley Yin	$300,000	$0	$469,284	$136,325	$454,688	$1,360,297
River Gong	$522,575	$13,493	$201,240	$68,163	$436,500	$1,241,971
Stephen Welles	$300,000	$0	$862,446	$136,325	$454,688	$1,753,459

75.                               At least three of the Board’s five members—Individual Defendants Liu, Chang, and Christoffersen—have significant past relationships with, and are beholden to, one another. Specifically, Liu and Chang currently serve as members of management of Diodes, which acquired BCD in 2013 where Chang was CEO and a co-founder. Further, Chang and Christoffersen served together as board members of Genesis from November 2004 to January 2008 when Genesis was acquired by STM.

76.                               Additionally, Chang and Lee were up for re-election at the overdue 2014 annual stockholder meeting, which should have taken place in early November 2014. Given recent stockholder sentiment, Chang and Lee likely would have been voted out of office and they acted in self-interest by hastily selling the Company to obtain the liquidity event offered by the Proposed Transaction. As such, at least a majority of the Board are conflicted and/or beholden to one another.

77.                               Further, although undisclosed by the defendants, it appears that at least some Oplink employees may continue to serve as employees of Molex upon completion of the Proposed Transaction. In the press release announcing the Proposed Transaction, Doug Busch, vice president and general manager of Molex’s Global Fiber Optic business, stated that: “Oplink’s team brings a broad range of talent and capabilities that are complementary to Molex. Our combined organizations will enable us to create more value for our customers and will accelerate our development of complete integrated optical solutions[.]” In that same press release, Individual Defendant Liu stated that “[w]e are excited to join forces with Molex and its strong brand, global reach and leading technologies to expand our offerings and better serve our customers.” Thus, the Proposed Transaction is the result of (undisclosed) conflicts of interest.

The Inadequate Merger Consideration

78.                               The consideration to be paid to plaintiff and the Class in the Proposed Transaction is unfair and inadequate because, among other things, the intrinsic value of the Company is materially in excess of the amount offered in the Proposed Transaction. As mentioned, the Company has performed exceptionally well recently, obtaining record quarterly revenue for the first quarter of its 2015 fiscal year ended September 28, 2014.

79.                               Further, according to Yahoo! Finance, at least one analyst recently set a price target for Oplink stock at $26.25 per share before the Company’s stock price was capped at $24.25 per share after the announcement of the Proposed Transaction.

80.                               Although the press release announcing the Proposed Transaction claims that the Merger Consideration is a 14% premium based on the closing price of the Company on November 18, 2014, the actual premium offered to stockholders is only approximately 12% based on the closing price of $21.25 per share on November 18, 2014. This meager premium fails to take into account the significant synergies that Koch will realize as a result of the Proposed Transaction. Indeed, Tim Ruff, Molex’s senior vice president, stated that “Oplink will significantly expand Molex’s fiber optic capabilities for technology development and new product innovation.” Further, Doug Busch, vice president and general manager of Molex’s Global Fiber Optic business, stated that “[o]ur combined organizations will enable us to create more value for our customers and will accelerate our development of complete integrated optical solutions.”

81.                               Accordingly, the Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings.

82.                               As a result, the defendants have breached their fiduciary duties that they owe to the Company’s public stockholders because the stockholders will not receive adequate or fair value for their Oplink common stock in the Proposed Transaction.

The Materially Incomplete and Misleading Solicitation Statement

83.                               Defendants filed the Solicitation Statement with the SEC in connection with the Proposed Transaction. As alleged below and elsewhere herein, the Solicitation Statement omits material information that must be disclosed to Oplink’s stockholders to enable them to render an informed decision with respect to the Proposed Transaction.

84.                               For example, with respect to Cowen’s Transaction Overview, the Solicitation Statement fails to provide a valuation summary detailing the calculation of fully diluted shares corresponding to the equity value (at the unaffected price and the offer price) and enterprise value (at the unaffected price and the offer price). If pricing multiples were calculated, that information must be disclosed as well.

85.                               With respect to Cowen’s Analysis of Selected Publicly Traded Companies, the Solicitation Statement fails to disclose: (i) the objective selection criteria used to select the comparable companies; (ii) the observed company-by-company pricing multiples and financial metrics examined by Cowen; and (iii) whether other multiples examined, and if so, they must be disclosed.

86.                               With respect to Cowen’s Analysis of Selected Transactions, the Solicitation Statement fails to disclose: (i) the objective selection criteria used to select the comparable transactions; (ii) the observed transaction-by-transaction enterprise values, pricing multiples and financial metrics examined by Cowen; and (iii) whether other multiples and/or transaction premiums were examined, and if so, they must be disclosed. This disclosure is material because the summary statistics that are disclosed are particularly suspect because 16 of 26 transactions were excluded from the NTM Revenue multiple calculations due to the unavailability of data.

87.                               With respect to Cowen’s Discounted Cash Flow Analysis, the Solicitation Statement fails to: (i) define and/or provide the formula for unlevered after-tax free cash flow; and (ii) identify, quantify, and source the WACC assumptions.

88.                               With respect to Cowen’s Leveraged Buyout Analysis, the Solicitation Statement fails to: (i) indicate the basis for the leverage assumption; and (ii) explain the discrepancy caused by Cowen stating that the internal rate of return (“IRR”) was both an output of the model with a range of 20.2% to 30.7% based on exit multiples, and an input, resulting in stock value indications ranging from $18.50 to $20.50. This is problematic because the IRR cannot be both an output and an input in a valid valuation model.

89.                               With respect to the Company’s financial projections, the Solicitation Statement fails to disclose the Company’s basis for increasing projected R&D and 2015 SG&A by 15% in the three weeks between August 21, 2014 and September 16, 2014.

90.                               The Solicitation Statement also fails to disclose certain information relating to the process leading up to the Proposed Transaction. For example, the Solicitation Statement fails to adequately disclose the extent and nature of Cowen’s efforts to reach out to other potential acquirers of the Company and whether any prices or indications of interest were provided to, or discussed with, Cowen. In that same regard, the Solicitation Statement fails to adequately disclose the discussions between Cowen and the “one strategic buyer that expressed an interest,” particularly the concerns expressed about valuation and ability to consummate an acquisition.

91.                               Further, the Solicitation Statement fails to disclose the extent and nature of Cowen’s efforts to reach out to other potential acquirers of the Oplink Connected business, as well as the terms of the two acquisition proposals received by the Company for the acquisition of Oplink Connected. This information is material because Molex indicated that it was willing to increase its offer price if the Oplink Connected business were sold prior to signing a definitive agreement with Oplink.

92.                               In the press release announcing the Proposed Transaction, Doug Busch, vice president and general manager of Molex’s Global Fiber Optic business, stated that: “Oplink’s team brings a broad range of talent and capabilities that are complementary to Molex. Our combined organizations will enable us to create more value for our customers and will accelerate our development of complete integrated optical solutions[.]” In that same press release, Individual Defendant Liu stated that “[w]e are excited to join forces with Molex and its strong brand, global reach and leading technologies to expand our offerings and better serve our customers.” The Solicitation Statement fails to disclose whether any officers or directors of Oplink will continue to be employed by Molex or the Company upon completion of the Proposed Transaction.

93.                               The Solicitation Statement also fails to disclose the vetting process that led to the selection of Cowen as the Company’s financial advisor in connection with the Proposed Transaction.

94.                               The Solicitation Statement fails to disclose whether the 9/29 projections were share with Molex, and if not, the reason for not doing so.

95.                               The Solicitation Statement fails to disclose how many strategic and financial buyers were on the lists presented by Cowen to the Board on October 1, 2014 and October 20, 2014, respectively, and whether all of those parties were contacted. If they were not, the reason for not doing so must be disclosed.

96.                               The Solicitation Statement fails to disclose the reason it was deemed necessary to prepare a new set of projections on October 1, 2014 when the projections were revised just two days earlier on September 29, 2014.

COUNT I

(Breach of Fiduciary Duties against the Individual Defendants)

97.                               Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

98.                               As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of Oplink’s net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance Oplink’s value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public stockholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Oplink’s public stockholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of Oplink; and (f) disclose all material information to the Company’s stockholders.

99.                               The Individual Defendants have breached their fiduciary duties to plaintiff and the Class.

100.                        As alleged herein, the Individual Defendants have initiated a process to sell Oplink that undervalues the Company. In addition, by agreeing to the Proposed Transaction, the Individual Defendants have capped the price of Oplink at a price that does not adequately reflect the Company’s true value. The Individual Defendants also failed to sufficiently inform themselves of Oplink’s value, or disregarded the true value of the Company. Furthermore, any alternate acquiror will be faced with engaging in discussions with a management team and Board that are committed to the Proposed Transaction.

101.                        As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class, and will further a process that inhibits the maximization of stockholder value.

102.                        Plaintiff and the members of the Class have no adequate remedy at law.

COUNT II

(Breach of Fiduciary Duty of Disclosure
Against the Individual Defendants)

103.                        Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

104.                        The Individual Defendants have caused materially misleading and incomplete information to be disseminated to the Company’s public stockholders. The Individual Defendants have an obligation to be complete and accurate in their disclosures.

105.                        The Solicitation Statement fails to disclose material information, including financial information and information necessary to prevent the statements contained therein from being misleading.

106.                        The misleading omissions and disclosures by defendants concerning information and analyses presented to and considered by the Board and its advisors affirm the inadequacy of disclosures to the Company’s stockholders. Because of defendants’ failure to provide full and fair disclosure, plaintiff and the Class will be stripped of their ability to make an informed decision with respect to the

Proposed Transaction, and thus are damaged thereby.

107. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT III

(Aiding and Abetting the Board’s Breaches of Fiduciary Duties
Against Oplink and Koch)

108.                        Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

109.                        Defendants Oplink and Koch knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Oplink provided, and Koch obtained, sensitive non-public information concerning Oplink and thus had unfair advantages that are enabling it to pursue the Proposed Transaction, which offers unfair and inadequate consideration.

110.                        As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining fair consideration for their Oplink shares.

111.                        Plaintiff and the members of the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A.                                    Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative and plaintiff’s counsel as Class counsel;

B.                                    Preliminarily and permanently enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

C.                                    In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;

D.                                    Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;

E.                                     Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F.                                      Granting such other and further relief as this Court may deem just and proper.

Dated: December 9, 2014		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
Jeremy J. Riley (#5791)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

Attorneys for Plaintiff